1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Restaurant Brands International
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Restaurant Brands International
Vote Yes: Item #6 - Comprehensive Policy on Sustainable Packaging

Annual Meeting: June 11, 2019

CONTACT: Conrad MacKerron | mack@asyousow.org

SUMMARY

•	RBI brands like Burger King and Tim Hortons have helped to foster a wasteful “to go” disposable packaging culture, contributing to plastic pollution of land and water, which has become an urgent environmental issue.

•	Fast food plastic straws, cups, and lids are prevalent in street and marine litter. Tim Hortons was cited as second largest plastic polluter in Canada in a2018 Greenpeace Canada beach cleanup brand audit.

•	Burger King and Tim Hortons do not routinely provide recycling or composting bins for consumers at restaurants, nor do they have packaging recycling policies with stated goals or timelines for collecting and recycling the containers in which its food and beverages are sold. Competitor McDonald’s has committed to collect all post-consumer packaging onsite globally by 2025.

•	RBI Brands continue to use plastic straws virtually everywhere, whereas competitor Starbucks agreed to eliminate plastic straws by 2020.

•	Plastic packaging such as straws and beverage containers are a prime component of ocean gyre pollution, which threatens marine animals and potentially, human health. An estimated 8 million tons of plastics are dumped in oceans annually and oceans may contain more plastic than fish by weight by 2050.[1] This has led the European Union to begin to ban certain kinds of single use disposables.

_____________________________

1 Jambeck et al, Plastic waste inputs from land into the ocean, Science 13 February 2015 http://science.sciencemag.org/content/347/6223/768, and Ellen MacArthur Foundation, January 2016, The New Plastics Economy: Rethinking the Future of Plastics, http://www.ellenmacarthurfoundation.org/publications/the-new-plastics-economy-rethinking-the-future-of-plastics

2019 Proxy Memo
Restaurant Brands International | Comprehensive Policy on Sustainable Packaging

•	Non-recycled packaging like certain cups, cup lids, and plastic straws exacerbate existing efforts to recycle more post-consumer packaging.

•	The company has not shown awareness of the potential for packaging waste, especially plastic waste, to create brand risk, or shown evidence of plans to provide front-of-house recycling for customer packaging.

•	Shareholders and the company would benefit from the report requested by the proposal. The report would demonstrate that board and management is aware of and has studied the environmental and brand risk posed by its non-recycled brand packaging waste and has developed a strategy to deal with it.

RESOLVED CLAUSE

The proposal asks RBI to develop environmental leadership commitments on plastic pollution and recycling through a comprehensive policy on sustainable packaging. Proponent asks the company to evaluate and report on policies and metrics relative to the company’s performance, such as: recycled content and container recovery goals and metrics, ensuring that cups collected are actually recycled, eliminating non-recyclables such as plastic straws and polystyrene foam, and plans to recycle or compost packaging waste at the company’s restaurants.

WHY THIS IS IMPORTANT

PLASTICS POLLUTE THE MARINE ENVIRONMENT

Management has not explicitly acknowledged growing evidence that plastic packaging and straws contribute significantly to pollution of the world’s oceans which clogs waterways, damages marine ecosystems, and impairs the marine food web. Management needs to recognize that its packaging creates significant global pollution problems downstream and that its cups found on beaches creates brand risk.

Huge gyres of swirling plastic particles have been identified in five ocean areas (North and South Pacific, North and South Atlantic, Indian). Researchers estimate that 150 million tons of plastics circulate in the gyres, spread across about 16 million square kilometers of ocean surface—about the size of the U.S. and Australia combined.

The U.S. Environmental Protection Agency says degraded plastics in these ocean gyres pose threats to marine animals,2 and potentially to human health.3 Food and beverage packaging and containers like those used by RBI’s brands are among the top 5 items found on beaches and coastlines4.

_____________________________

2 http://water.epa.gov/type/oceb/marinedebris/md_impacts.cfm

3 http://www.epa.gov/region9/marine-debris/faq.html

4 http://www.oceanconservancy.org/our-work/marine-debris/check-out-our-latest-trash.html

2

2019 Proxy Memo
Restaurant Brands International | Comprehensive Policy on Sustainable Packaging

A recent study published in Science concluded the oceans are loading with plastics far faster than previously thought, with 8 million tons—equivalent to one garbage truck every minute—being added annually. At that rate, without significant mitigation, by 2050 plastic could exceed fish by weight. A recent Ocean Conservancy report concludes that poorly designed waste management systems, not just beach litter, sewage, or blowing plastic, contribute substantially to ocean plastic, particularly in developing markets.5

An assessment of marine debris by a panel of the Global Environment Facility of the UN Environment Program concluded that an underlying cause of debris entering oceans is unsustainable production and consumption patterns including "design and marketing of products internationally without appropriate regard to their environmental fate or ability to be recycled in the locations where sold...”6

Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry, a 2014 UN Environment Program report estimated the natural capital cost of plastic use in the consumer goods sector each year at $75 billion, about $13 billion of which is due to damage to marine ecosystems.7

COMPANY ACTIONS

The company did not respond to requests for information about its packaging sustainability policies, the types of packaging used, and whether it still uses harmful polystyrene foam packaging in certain markets.

We were able to find only two relevant pieces of information on the company website:

•	The company’s sustainability report says as of 2017, select Tim Hortons locations with access to waste diversion for coffee grinds, organic waste, paper, plastics and hot beverage cups achieved as much as 62% waste diversion from landfills. However, the lack of a specific number of locations involved makes this statement impossible to evaluate.

•	The company said Burger King UK has announced a goal for all packaging used in its 500 restaurants nationwide to be recyclable, biodegradable or compostable by 2025. This is encouraging but involves only one of scores of markets where Burger King does business.

This lack of information suggests management inattention to the looming crisis of plastic pollution that has caused many of its competitors to make specific, measurable, time-bound commitments.

RESPONSE TO THE COMPANY STATEMENT IN OPPOSITION

The company statement in opposition recommends a vote against the proposal because of current efforts to improve the recyclability of its packaging. However, the lack of specific goals and metrics in its discussion is exactly the reason shareholders have presented the proposal.

_____________________________

5 Ocean Conservancy, 2015, Stemming the Tide: Land based strategies for a plastic-free ocean, http://www.oceanconservancy.org/our-work/marine-debris/mckinsey-report-files/full-report-stemming-the.pdf

6 Scientific and Technical Advisory Panel, Marine Debris as a Global Environmental Problem: Introducing a solutions based framework focused on plastic, November 2011, p.3. http://www.thegef.org/gef/sites/thegef.org/files/publication/STAP%20MarineDebris%20-%20website.pdf

7 UNEP, 2014, Valuing Plastics: The Business Case for Measuring, Managing and Disclosing Plastic Use in the Consumer Goods Industry http://www.unep.org/pdf/ValuingPlastic

3

2019 Proxy Memo
Restaurant Brands International | Comprehensive Policy on Sustainable Packaging

The company says it is committed to 100% fiber-based packaging from sustainable sources by 2020, but this relates to the sourcing of materials, not the recyclability and post-consumer recycling of materials which is the focus of the proposal.

The statement mentions Burger King UK’s plans to make packaging recyclable, biodegradable or compostable by 2025, but makes no mention of the many other markets in which it does business.

The company says it is working on alternatives to plastic straws but gives no dates for replacement of straws as Starbucks has done.

It says Tim Hortons has switched cold beverage cups to polypropylene to allow for increased acceptance in recycling programs but gives no information on how many of Hortons’ locations actually collect cups on site. Making cups more recyclable does do not have a discernable impact unless the company is moving to ensure its cups actually get recycled.

CONCLUSION

•	Alarming new data indicates that plastic swept into oceans from consumer products like RBI brand packaging could exceed the level of fish by weight by 2050.

•	Continued use of single use plastic packaging means branded containers found floating in rivers or on beaches have the potential to create brand risk, as well as contributing to environmental risks.

•	Management has not indicated that it has analyzed these risks or developed plans to make packaging recyclable or compostable and to collect it front-of-house, while key competitors like McDonald’s noted above have taken such actions.

•	Shareholders and the company would benefit from the report requested by the proposal. The report would demonstrate that board and management is aware of and has studied the environmental and brand risk posed by plastic packaging waste and has developed a strategy to deal with it.

---

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

4